SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the Fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the transition period from

                          Commission File No: 1-10955

                     THE ENVIRONMENTAL ELEMENTS CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN

                       ENVIRONMENTAL ELEMENTS CORPORATION
                              3700 Koppers Street
                           Baltimore, Maryland 21227

                           ENVIRONMENTAL ELEMENTS CORPORATION
                           401(K) RETIREMENT SAVINGS PLAN

                           FINANCIAL STATEMENTS
                           AS OF DECEMBER 31, 1996 AND 1995
                           TOGETHER WITH REPORT OF
                           INDEPENDENT PUBLIC ACCOUNTANTS

                           [ARTHUR ANDERSEN LLP LOGO]


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
the Environmental Elements Corporation
401(K) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Environmental Elements Corporation 401(K) Retirement Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                         /s/ Arthur Andersen LLP
                                                         -----------------------


Baltimore, Maryland,
   June 13, 1997

                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1996 AND 1995
                             (Notes 1, 2, 3 and 4)

                                                                                      1996             1995
                                                                                ---------------   --------------
ASSETS:

    Investments in Pooled Separate Accounts:

       Guaranteed Long-Term Account, at market                                  $    1,512,219    $    1,466,068
       Guaranteed Short-Term Account, at contract value                                191,501           158,566
       Growth and Income Stock Account, at market                                      548,922           433,195
       Stock Market Index Account, at market                                         1,006,073           795,833
                                                                                --------------    --------------
                                                                                     3,258,715         2,853,662

    Environmental Elements Corporation Common Stock, at market                         491,967           342,504

    Investments held with The Prudential, at market (Note 1)                                 -           172,251

    Environmental Elements Service Corporation Investments
       held with NationsBank, at market                                                  9,422            90,068

    NationsBank Employee Benefit Liquidity Fund, at market                              24,104               265
                                                                                --------------    --------------
          Total investments                                                          3,784,208         3,458,750
                                                                                --------------    --------------
    Receivables:

       Employer's contributions                                                         21,624            23,458
       Employees' contributions                                                         27,589            38,503
                                                                                --------------    --------------
                                                                                        49,213            61,961
                                                                                --------------    --------------
          Net assets available for plan benefits                                $    3,833,421    $    3,520,711
                                                                                ==============    ==============



        The accompanying notes are an integral part of these statements.

                       ENVIRONMENTAL ELEMENTS CORPORATION


                         401(K) RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                               (Notes 1, 2 and 3)

                                                                          Supplemental Fund Information
                                            ---------------------------------------------------------------------------------------

                                                                              Participant Directed
                                            ---------------------------------------------------------------------------------------


                                                                                                                     Environmental
                                               Guaranteed        Guaranteed       Growth and                         Elements Corp.
                                                Long-term        Short-term      Income Stock       Stock Market        Common
                                                 Account           Account          Account        Index Account         Stock
                                            ---------------   ---------------  ----------------   ---------------   ---------------
ADDITIONS:

    Contributions-
       Employer                                $       -           $     -          $     -          $       -        $ 73,923
       Participant                                164,356            33,751           85,130            100,744         71,332
                                               ----------          --------         --------         ----------       --------
          Total                                   164,356            33,751           85,130            100,744        145,255

    Interest income                                83,396             7,695               -                  -              -
    Realized and unrealized gains                      -                 -            93,337            176,385         66,441
                                               ----------          --------         --------         ----------       --------
          Total additions                         247,752            41,446          178,467            277,129        211,696
                                               ----------          --------         --------         ----------       --------
DEDUCTIONS:

    Benefit distributions                        (196,048)           (8,493)         (42,037)           (93,163)       (62,233)
                                               ----------          --------         --------         ----------       --------
TRANSFERS AMONG FUNDS                              (5,553)              (18)         (20,703)            26,274             -
                                               ----------          --------         --------         ----------       --------
NET INCREASE (DECREASE) FOR YEAR                   46,151            32,935          115,727            210,240        149,463

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                           1,466,068           158,566          433,195            795,833        342,504
                                               ----------          --------         --------         ----------       --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                $1,512,219          $191,501         $548,922         $1,006,073       $491,967
                                               ==========          ========         ========         ==========       ========


                                                                          Supplemental Fund Information
                                            ---------------------------------------------------------------------------
                                                                                                      Nonparticipant
                                                             Participant Directed                        Directed
                                            ----------------------------------------------------   --------------------
                                                                Environmental
                                                                   Elements          NationsBank
                                               Investments      Service Corp.         Employee
                                                   Held          Investments           Benefit
                                                With The          Held With           Liquidity        Contributions
                                               Prudential        NationsBank            Fund             Receivable        Total
                                            ---------------   ------------------  ---------------   -----------------   -----------
ADDITIONS:

    Contributions-
       Employer                                $      -           $   2,974            $    -            $ (1,834)      $   75,063
       Participant                                    -               7,491             23,419            (10,914)         475,309
                                               ---------          ---------            -------           --------       ----------
          Total                                       -              10,465             23,419            (12,748)         550,372

    Interest income                                   -               4,632                420                 -            96,143
    Realized and unrealized gains                     -                 489                 -                  -           336,652
                                               ---------          ---------            -------           --------       ----------
          Total additions                             -              15,586             23,839            (12,748)         983,167
                                               ---------          ---------            -------           --------       ----------
DEDUCTIONS:

    Benefit distributions                         (2,450)          (266,033)                -                  -          (670,457)
                                               ---------          ---------            -------           --------       ----------
TRANSFERS AMONG FUNDS                           (169,801)           169,801                 -                  -                -
                                               ---------          ---------            -------           --------       ---------
NET INCREASE (DECREASE) FOR YEAR                (172,251)          (80,646)             23,839            (12,748)         312,710

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                            172,251             90,068                265             61,961        3,520,711
                                               ---------          ---------            -------           --------       ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                $      -           $   9,422            $24,104           $ 49,213       $3,833,421
                                               =========          =========            =======           ========       ==========


         The accompanying notes are an integral part of this statement.

                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1996 AND 1995



1.    PLAN DESCRIPTION:

The Environmental  Elements  Corporation 401(K) Retirement Savings Plan (the EEC
Plan), a defined contribution 401(K) plan, was established effective October 1, 1989. Effective December 31, 1994, the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC Plan) was merged with the EEC Plan (collectively referred to as the Plan), as described in Note 1. Employees of Environmental Elements Corporation and Environmental Elements Service Corporation are eligible to join the Plan on January 1, April 1, July 1 or October 1 following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by employees of the Environmental Elements Corporation.

Under the terms of the Plan, an employee must make a salary reduction contribution to the Plan in order to participate. Participants may contribute from 1% to 20% of their annual compensation on a pre-tax basis. These amounts are invested in one or more investment alternatives based upon the decisions of the Plan participants. Allocations of income are based on the proportion of each participant's account balance to the total of all account balances within each fund. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installments over various time periods. The Plan also provides for partial or complete distributions of their account balance upon attainment of age 59-1/2 or in the case of financial hardship, as determined by the Administrative Committee.

Effective August 1, 1990, the Plan was amended to provide for Employer matching contributions. The Environmental Elements Corporation (the Employer) will match 50% of the first 3% of the participant's contribution to the Plan. The Employer match is made in the form of Employer common stock from authorized but unissued shares of Environmental Elements Corporation stock. Participants become fully vested in Employer matching contributions upon completion of five years of service. A year of service is defined as a twelve consecutive month period in which an employee completes one thousand hours of service. Voluntary contributions by participants are fully vested when made. Nonvested employer contributions forfeited are used to reduce future employer contributions.

As referred to above, effective December 31, 1994, the Environmental Elements Corporation 401(K) Retirement Savings Plan (the EEC Plan) was merged with the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC
Plan). After this merger, the EEC Plan was the surviving plan. The assets of the EEC Plan remained with Connecticut General Life Insurance Company during 1994. The assets of the EESC Plan remained with their previous custodian, The Prudential during the 1995 plan year. In January 1996, the assets were transferred from the Prudential to NationsBank pursuant to agreements of the Merger.

2.    SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statements

The accompanying financial statements are presented on the accrual basis of accounting.

Valuation of Investments

Investments in the Guaranteed Long-Term Account (GLTA) are reported at market value, as the investment is not fully benefit responsive. The market value of the investments was determined by discounting the future cash flows based on a five-year U.S. Treasury Note rate. It is management's belief, after discussions with Connecticut General Life Insurance Company, that this is the best rate to use in determining the market value of GLTA. The market value is estimated to equal contract value.

Investments in the Guaranteed Short-Term Account (GSTA) are fully benefit responsive and are reported at contract value. Similar procedures are used by CIGNA for determining the contract value of the GSTA. The contract value was estimated to equal fair value.

Guaranteed Investment Contracts (GICs) may have elements of risk due to the lack of a secondary market and resale restrictions which may result in the inability to sell a contract at a fair price and may substantially delay the sale of a contract. In addition, GICs may be subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.

All other investments are stated at market value, as determined by the trustee or custodians. Investments in the Growth and Income Stock Account and the Stock Market Index Account are held by Connecticut General Life Insurance Company (CIGNA) and are stated at market. The investments in Environmental Elements Corporation, Environmental Elements Service Corporation Investments and the
Employee Benefit Liquidity Fund are held by NationsBank and are stated at market.

Income Taxes

The Plan obtained a determination letter, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. The administrative committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the related trust was qualified and tax exempt as of the financial statement dates.

Administrative Expenses

All administrative expenses are borne by the Employer and, as such, have not been included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.    INVESTMENTS HELD:

The accompanying supplemental Schedule of Investments Held represents a detailed listing of all investments held by the Plan as of December 31, 1996.

4.    GUARANTEED ACCOUNTS:

The GSTA contains investments in a variety of money market instruments, with average maturities generally not exceeding six months. The GLTA invests in a portfolio of high equity, fixed income instruments. The GSTA and GLTA pay a fixed rate which is adjusted every month and six months, respectively. During 1996, the GSTA and GLTA paid an average yield of 4.4% and 5.6%, respectively.

5.    SCHEDULE OF REPORTABLE TRANSACTIONS:

The accompanying supplemental Schedule of Reportable Transactions represents a listing of all transactions or series of transactions whose current value at the time of the transaction is in excess of 5% of the current value of plan assets as of December 31, 1995.

                                                                      Schedule I



                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                          SCHEDULE OF INVESTMENTS HELD


                            AS OF DECEMBER 31, 1996
                                (Notes 2 and 4)

                                                                                  Market
          Description of Investments                             Cost              Value
------------------------------------------------------        ----------        ----------
Investments in Pooled Separate Accounts:

    Guaranteed Long-Term Account                              $1,512,219        $1,512,219
    Guaranteed Short-Term Account                                191,501           191,501
    Growth and Income Stock Account                              296,636           548,922
    Stock Market Index Account                                   407,925         1,006,073
                                                              ----------        ----------
                                                               2,408,281         3,258,715

Environmental Elements Corporation Common Stock                  962,906           491,967

Environmental Elements Service Corporation Investments
    held with NationsBank                                          9,422             9,422

NationsBank Employee Benefit Liquidity Fund                       24,104            24,104
                                                              ----------        ----------
                                                              $3,404,713        $3,784,208
                                                              ==========        ==========




         The accompanying notes are an integral part of this schedule.

                                                                     Schedule II




                       ENVIRONMENTAL ELEMENTS CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                    (Note 5)

                                                                                  Assets Sold
                                                 Price of      --------------------------------------------------
                                                  Assets                                             Gain (Loss)
        Description of Assets                    Purchased         Proceeds           Cost             on Sale
-------------------------------------          ------------    --------------      -----------      -------------
Guaranteed Long-Term Account                   $    269,453    $      209,164      $   209,164      $         -

NationsBank Employee
    Benefit Liquidity Fund                          495,353           471,514          471,514                -

Environmental Elements Service
    Corporation Investments Held
    with NationsBank                                275,534           356,831          356,342               489


         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL ELEMENTS CORPORATION 401(K)
RETIREMENT SAVINGS PLAN

/s/ John C. Nichols                                                June 26, 1997
-------------------                                                -------------
John C. Nichols                                                    Date
Plan Administrator